Filed by Netro Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Netro Corporation
Commission File No. 333-107620

August 15, 2003

Re:	Final Opportunity to Exercise Netro Stock Options

Dear Netro Option Holder:

     This letter is being sent to inform you of how and when you may exercise your vested Netro stock options prior to the proposed merger between Netro and SR Telecom if you wish to be eligible to receive consideration for your options in connection with the merger. If the merger is approved by Netro’s stockholders at the stockholder meeting scheduled to take place on August 27, 2003, and if the merger is otherwise consummated as presently scheduled on September 4, 2003, you will be eligible to receive the proposed cash dividend and the merger consideration consisting of SR Telecom stock only if you exercise your options by August 29, 2003. Netro makes no recommendation as to whether you should exercise your options. Your decision to exercise may depend on a variety of factors, including the exercise price of your options and your assessment of any risk associated with the uncertainty of the declaration of the cash dividend and the closing of the merger and with the potential value of SR Telecom stock. Even after you exercise your options, there is no guarantee that the cash dividend will be declared or that the merger will occur.

The Proposed Merger and Cash Dividend

     Netro has announced that a special stockholder meeting will be held on August 27, 2003 to allow Netro stockholders to vote on the approval of the merger between Netro and SR Telecom. If the merger is approved by Netro’s stockholders at the meeting, we expect that September 4, 2003 will be the scheduled closing date of the merger, in which Netro stockholders would receive SR Telecom stock in exchange for their Netro stock, and the effective date as of which Netro’s Board of Directors will declare a cash dividend of $100 million in the aggregate to all Netro stockholders (as described in Netro’s Proxy Statement/Prospectus dated August 7, 2003 (the “Proxy Statement”), which may be accessed via the link in the accompanying email). Any vested stock options that are not exercised will terminate at the effective time of the merger for no consideration in accordance with the terms of the merger agreement and the option plans. Unvested options may not be exercised and will terminate at the effective time of the merger.

     You are encouraged to read and carefully consider all of the information presented in the Proxy Statement before making any decision as to whether or not to exercise your stock options. In making your investment decision, you should pay particular attention to the section entitled “Risk Factors” beginning on page 24 of the Proxy Statement. You should also carefully review the disclosure on the amount of the cash dividend payment and shares of SR Telecom stock expected to be received for each share of Netro common stock if the merger is consummated and the dividend is declared, in particular as described in the section entitled “Estimated Per Share Value to be Received by Netro Stockholders” beginning on page 42 of the Proxy Statement.

     If the cash dividend is declared on September 4, 2003, only holders of “record” on that date will be entitled to receive the cash dividend. Because of the administrative process involved with our transfer agent, exercises effected after August 29, 2003 may not be reflected on the books of the transfer agent for purposes of determining the Netro stockholders of “record” on the record date for the cash dividend. Therefore, if you currently hold Netro stock options that are exercisable according to their terms, and you wish to become a holder of record of the shares issuable upon exercise of those stock options for purposes of receiving the cash dividend as well as the merger consideration, you will need to exercise your vested Netro stock options in the manner described below no later than 2:00 p.m. (California time) on August 29, 2003.

Available Information

     In making your decision about whether to exercise your options, you should consider the historical trading prices of SR Telecom’s common stock and the number of shares of Netro common stock likely to be outstanding as of the effective time of the merger, as more fully described in the section entitled “Estimated Per Share Value to be Received by Netro Stockholders” beginning on page 42 of the Proxy Statement. Netro cannot make any guarantees as to the per share amount of the cash dividend or the value of the SR Telecom common stock to be received in the merger.

     Netro is not making a recommendation as to whether or not you should exercise your stock options. Netro cannot assure you that the merger will be completed even if its stockholders approve the merger. Furthermore, the actual per share amount of the cash dividend and the number of SR Telecom shares to be received as merger consideration for each share of Netro stock may differ from your estimates due to changes in the number of Netro shares outstanding, and the value of the SR Telecom stock price, as well as the exchange rate between the U.S. dollar and Canadian dollar, may fluctuate significantly.

How to Exercise Your Options

     If you decide that you want to exercise your vested Netro stock options after the stockholder meeting but in time to receive the cash dividend, you must deliver the following to Netro, by 2:00 p.m. (California time) on Friday, August 29, 2003:

(i) A completed and signed notice of exercise in the form attached hereto as Exhibit I (which will have an effective date of exercise of August 29, 2003); and

(ii) A check in the amount of (x) your aggregate exercise price for the vested options you are exercising plus (y) if you are exercising non-qualified stock options, any applicable tax obligations as described below.

     The attached form should be used only if you wish to exercise your options and hold your stock to receive the cash dividend and the merger consideration of SR Telecom stock. If you wish to do same-day sales through your existing Ameritrade or Merrill Lynch accounts, you may continue to do so to the extent permitted by your broker. Netro makes no guarantee as to whether these same-day sale services will be available or as to the price you will receive. If you wish to do same day sales instead of receive the cash dividend and merger consideration, for more information about setting up such an account, please contact Jennifer Mar as soon as possible.

     Location to Exercise Options and Ask Questions. Netro will have personnel available to help you fill out the notice of exercise, to answer questions about the exercise process and to receive your exercise forms beginning Wednesday, August 27 (after the stockholder meeting) through Friday, August 29, as follows:

•	San Jose, California — Jennifer Mar will be available in the Monet conference room on August 27 and August 29 (phone number 408-216-1500, ext. 565), and will be available in the Picasso conference room on August 28 (phone number 408-216-1500, ext. 812).

•	Redmond, Washington — Jackie Darius will be available in the Yale conference room from August 27 through August 29 (phone number 425-558-5000, ext. 5067).

•	The hours of availability for both locations will be as follows (all times local): (i) from noon to 5:00 p.m. on August 27; (ii) from 8:00 a.m. to noon and from 2:00 p.m. to 5:00 p.m. on August 28; and (iii) from 9:00 a.m. to 2:00 p.m. on August 29.

     If you will not be able to deliver your exercise notice and check in person as described above but wish to participate in this method of exercising your option and holding your stock, you may return your notice of exercise in the form attached as Exhibit I hereto so that it is received by Jennifer Mar at Netro before August 29, and the exercise will have an effective date of August 29. You must include a check in the amount of your aggregate exercise price plus, if you are exercising non-qualified stock options, the estimated tax withholding.

     Tax Withholding on Non-Qualified Stock Options. If you are exercising a non-qualified stock option, you will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the stock as of the exercise date and your exercise price, and Netro is required to withhold taxes on this income. Therefore, you must include in your check delivered with your exercise notice an amount equal to the tax withholding obligation. The “fair market value” will generally be the closing price of Netro stock on August 28 (i.e., the trading day before your exercise is effective). To obtain the amount of your required tax withholding (or an estimate of this amount if you are delivering your documents prior to August 29), you may call Smith Barney Client Services Group (formerly AST StockPlan) at 888-980-6456 or talk to Jennifer Mar or Jackie Darius. Please note that the fair market value of your Netro stock used to calculate your tax obligations may be more than the actual value of the cash dividend and the consideration you receive in connection with the merger. If your actual withholding obligation is more than the estimated tax withholding amount included in your check, Netro will deduct the difference from any future compensation owed to you (for example, from your next payroll check) or will withhold a number of shares from the shares otherwise issuable to you on exercise of your option. If the actual tax withholding obligation is less than the estimated amount, Netro will refund the difference to you.

     Netro reserves the right to reject any notice of exercise that is improperly completed or that is not accompanied by a check for the requisite payment of the exercise price and, if applicable, the actual or estimated tax withholding.

     If you are an officer or director of Netro, you remain subject to the securities law restrictions on transactions in Netro stock, such as the limitations under Rule 144 and Netro’s insider trading policies.

     Process for Receiving Dividend and Merger Consideration. After receiving your properly completed notice of exercise and check in the correct amount as described above, Netro will forward your name and address to its transfer agent. You will be a record holder and will receive the cash dividend, if it is declared by Netro’s Board of Directors, at the address you specify on your notice of exercise. If the merger is completed, Netro’s transfer agent will forward the information about the Netro stockholders as of the closing date to SR Telecom’s transfer agent. After the closing date, you will receive a letter of transmittal from SR Telecom’s transfer agent, which will contain instructions on how to receive your SR Telecom stock.

     Should you have any questions about the matters discussed in this letter, please contact Sanjay Khare at 408-216-1571.

Very truly yours,

/s/ Sanjay K. Khare